UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI ANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semi Annual Period Ended June 30, 2023

YOTTA GLOBAL, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10658

Georgia	47-5474718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11555 Medlock Bridge Rd. Suite 100 Johns Creek, GA	30097
(Address of principal executive offices)	(Zip Code)

1-800-201-2664

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Semi Annual Report, references to “Yotta Global, Inc.”, “Yotta”, “we,” “us,” “our,” or the “company” mean Yotta Global, Inc..

THIS SEMI ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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OUR BUSINESS

We were initially formed as TMPOS, LLC under the laws of the State of Georgia on October 26, 2015. We were reorganized as TMPOS, Inc. on November 29, 2016. On January 14, 2022, TMPOS, Inc. filed Certificate of Amendment to its Certificate of Amendment and Restatement (the “Charter”) reflecting its corporate name change to “Yotta Global, Inc.”, effective on January 17, 2022. In addition, on January 28, 2022, TMPOS, Inc. revised its Amended and Restated Bylaws (the “Bylaws”) to reflect its corporate name change to “Yotta Global, Inc.”Our principal executive office is located at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097, and our telephone number is -1-800-201-2664. Our website is YottaCRM.com/YottaFleaMarket.com.

YottaCRM allows you to have your own smart cloud assistant for free. Contact, invoice, SMS, bookkeeping, property management and product management are free. Yotta Flea Market is a platform that provides on/off connection to the flea market, which enables users to manage and trade products used in homes and companies, so that anyone can use it conveniently. Yotta Realty allows you to manage your residential, business and commercial buildings for free, as well as connect and advertise online. YottaCRM is smart CRM platform for professionals jobs. YottaCRM is designed for the role of an web, app based assistant to a serving customers with professional knowledge. As an integrated platform that reduces cost and time and emphasizes economical and efficiency, YottaCRM will continue to grow as an integrated platform for professionals working for clients in various specialized fields. As a listed company, we will continue to grow the company through the harmony of public interest and pursuit of profit through the platform.

SALES & MARKETING

The effectiveness of the promotion for free is more than expected. With YottaCRM in 2021, the supply of a new brand and free strategy platform is confirming its growth rate differently every day. Through SMS services such as Google Ad, a lot of traffic is being formed on the site every day, more than 200%. In addition, it is currently creating the Yotta Flea Market in Georgia and New Jearsey, both online and offline. This is expected to create not only direct retail sales, but also franchise and online loyal customers and vendors.

Yotta Flea Market opened its first store in Cumming, GA, and will open its second store in September in North Brunswick, NJ. This smart franchise system will contribute to sales and will grow into a business in the real economy by securing more members. We will continue to create chain stores nationwide through local newspapers and sales activities.

THE COMPANY’S PROPERTY

The Company currently leases its main office at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097. This location is the Company’s headquarters and also research and development center.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – For the Semi Annual Period Ended June 30, 2023

The company had to be reborn due to various management carelessness. The company is in a state of normalizing the company by reinstatement of the company as the founder and largest shareholder, Sang Lee. The company creates a new brand, builds a website, and reorganizes the development team to develop and promote platforms such as YottaCRM at the same time. It is the time to prepare to improve the financial structure and generate profits as the company’s operating activities, profits and capital are weak. The Company currently leases its main office at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097. This location is the Company’s headquarters and also research and development center. We will continue to create chain stores nationwide through local newspapers and sales activities.

Liquidity and Capital Resources – For the Semi Annual Period Ended June 30, 2023

As of June 30, 2023, the Company’s cash on hand was $2,532.00, Total assets is $265,753.00

Revenue for the semi annual period ended June 30, 2023 was $15,079.00, Net Loss is $77,269.00.

Plan of Operations

The most urgent thing is to improve the financial structure for borrowing and issuing securities to improve the weak financial structure.

In addition, it plans to conduct active sales through the Yotta Flea market, a business that can generate profits right away.

This is due to franchise income, royalty income, and retail income, and we are confident that there will be more financial structure improvement in 2023.

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Sang Lee	Chief Executive Officer Chief Financial Officer	48	Indefinite, appointed Dec 2016

Sang Lee, Chief Executive Officer/CFO/President

Sang Lee, the founder of TMPOS, INC, has been with us since 2015 for the company’s growth.

Mr Lee holds an MBA degree and has served as a representative of tax and real estate corporations in New York, with licenses specializing in financial, tax, and real estate fields. He has been developing CRM programs since 2012 on demand, with success and failure. In 2020, he directly developed the current new brands Yotta CRM, Yotta Property, Yotta Flea Market, etc. to compensate for the problems that have been made and to start a new one.

He will also expand the platform in connection with the Flea market globally with the mission of “Save Earth” by linking online and offline starting with GA, NJ and California in the future.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Common Stock	Sang Lee 11555 Medlock Bridge Rd Suite 100 Johns Creek GA 30097	Founder	35,000,000	84.135%	N/A

Common Stock	ESOLUTIONTG, LLC 3020 Old Atlanta Rd, Suite 600 Cumming GA 30041	Affiliate company	5,000,000	12.019%	N/A

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of June 30, 2023, There is no specific matter due to the company’s re-establishment relationship.

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YOTTA GLOBAL, INC.

BALANCE SHEETS Semi Annual Ended, June 30. 2023

June 30, 2023
ASSETS

Current Assets
Cash	$2,532
Total Current Asset	2,532

Property & Equipment
Fixed Assets, net	194,207
Intangible Assets, net	4,264
Total Property & Equipment	198,471

Other Assets
Security Deposits	64,750
Total Other Assets	64,750

Total Assets	$265,753

LIABILITIES & STOCKHOLDERS’ EQUITY

Liabilities
Loan Payable	$1,769,417
Total Liabilities	1,769,417

Stockholders’ Equity
Common Stock	54,458
Accumulated Deficit	(1,558,122)
Total Stockholders’ Equity	(1,558,122)

Total Liabilities and Stockholders’ Equity	$265,753

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YOTTA GLOBAL, INC.

INCOME STATEMENT For the period from January 1st, 2023, to June 30, 2023

June 30, 2023

Revenue
Platform Memberhip, Sales Income	$15,079
Total Revenue	15,079

Expenses
Supplies	$10,205
Payroll	29,400
Professional Fees	1,600
Commission	12,000
Rent	20,423
Office Expense	6,860
Telecommunication	765
Advertising & Promotion	1,048
Miscellaneous	-
Total Expenses	92,348
Net (Loss)	$(77,269)

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YOTTA GLOBAL, INC.

STATEMENT OF CASH FLOWS

For the period from January 1st, 2023, to June 30, 2023

June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$(77,269)

Depreciation	10,047

Net Cash (Used) in Operations	(67,222)

CASH FLOWS FROM FINANCING ACTIVITIES

Loan Proceeds	4,645

Net Cash Provided by Financing	4,645

Net Increase(Decrease) in Cash	(62,577)

Cash - Beginning of the Period	65,119

Cash - End of the Period	$2,532

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOTTA GLOBAL, INC.

By:	/s/ Sang Lee
Sang Lee, Chief Executive Officer, Chief Financial Officer, Chairman/Sole Director
YOTTA GLOBAL, INC.
Date: Sep 25, 2023

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